# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Brookfield Business Corp, CIK 0001871130
CUSIP: 11259V106
Title of class of securities: Class A exchangeable subordinate voting shares, no par value
Address of issuer's principal executive offices: 250 VESEY STREET, 15TH FLOOR, NEW YORK, New York (NY), 10281
Date of event which requires filing of this statement: 05/06/2025
Amends the filing with accession number 0001104659-22-037491
Filed by CIK 0001001085
Persons authorized to receive notices and communications: Swati Mandava, Brookfield Corporation, Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario Canada (A6), M5J 2T3, (416) 363-9491

## Reporting persons
- BROOKFIELD Corp /ON/ (CIK 0001001085): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 47,244,876; sole dispositive power 0; shared dispositive power 47,244,876; aggregate amount beneficially owned 47,244,876 (66.9% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount for Brookfield Corporation ('BN') includes 36,927,129 class A exchangeable subordinate voting shares (the 'Class A Shares') of Brookfield Business Corporation (the 'Issuer') held by BPEG BN Holdings LP ('BPEG') and other subsidiaries of BN and 10,317,742 Class A Shares held by wholly-owned subsidiaries of Brookfield Wealth Solutions Ltd., a paired entity to BN ('BNT').
  
  In reference to Row 13 above, percentage ownership is based on an aggregate number of outstanding Class A Shares of 70,648,925 as of May 6, 2025.
- BAM PARTNERS TRUST (CIK 0001861643): type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 47,244,876; sole dispositive power 0; shared dispositive power 47,244,876; aggregate amount beneficially owned 47,244,876 (66.9% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, includes 47,244,876 Class A Shares beneficially owned by BN and includes Class A Shares held by wholly-owned subsidiaries of BNT.
  
  In reference to Row 13 above, percentage ownership is based on an aggregate number of outstanding Class A Shares of 70,648,925 as of May 6, 2025.
- BPEG BN HOLDINGS LP: type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 23,535,005; sole dispositive power 0; shared dispositive power 23,535,005; aggregate amount beneficially owned 23,535,005 (33.3% of the class)
  Comment: In reference to Row 13 above, percentage ownership is based on an aggregate number of outstanding Class A Shares of 70,648,925 as of May 6, 2025.
- BROOKFIELD BUSINESS PARTNERS L.P. (CIK 0001654795): type of reporting person: other (OO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: In reference to Row 13 above, Brookfield Business Partners L.P. ('BBU') and its affiliates beneficially own all of the issued and outstanding class B multiple voting shares of the Issuer, which represent a 75% voting interest in the Issuer.
- BROOKFIELD BUSINESS PARTNERS LIMITED: type of reporting person: other (OO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: In reference to Row 13 above, Brookfield Business Partners Limited is the general partner of BBU. BBU and its affiliates beneficially own all of the issued and outstanding class B multiple voting shares of the Issuer, which represent a 75% voting interest in the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A exchangeable subordinate voting shares, no par value
Name of issuer: Brookfield Business Corp
Address of issuer's principal executive offices: 250 VESEY STREET, 15TH FLOOR, NEW YORK, New York (NY), 10281
Comment:
Explanatory Note

This Amendment No. 2 (this 'Amendment No. 2') amends and supplements the Schedule 13D originally filed on March 24, 2022 (and as amended through Amendment No. 1 thereto, the 'Schedule 13D') to reflect the change in percentage ownership of the Reporting Persons due to a change in the number of outstanding Class A Shares of the Issuer, as described in Item 4 of this Amendment No. 2.

Information and defined terms reported in the original Schedule 13D remain in effect except to the extent amended or superseded by information or defined terms contained in this Amendment No. 2.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the original Schedule 13D is hereby supplemented as follows:

As of May 6, 2025, the aggregate number of Class A Shares of the Issuer outstanding was 70,648,925, which is a decrease of 2,305,522 Class A Shares from the 72,954,447 Class A Shares that were outstanding as of June 30, 2024. This decrease in the number of outstanding Class A Shares is due to share repurchases by the Issuer pursuant to its normal course issuer bid. As a result of this decrease in the aggregate number of outstanding Class A Shares, the aggregate percentage of outstanding Class A Shares that the Reporting Persons may be deemed to beneficially own increased, as disclosed on the cover pages of this Amendment No. 2.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of Schedule 13D is hereby amended and restated as follows:

(a)-(b) The information relating to the beneficial ownership of the Class A Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentage of Class A Shares of the Issuer is based on an aggregate number of Class A Shares of 70,648,925 outstanding as of May 6, 2025, and includes (as applicable) Class A Shares beneficially owned by wholly-owned subsidiaries of BNT as described in Item 4 of Amendment No. 1 and subject to the voting arrangements described in Item 4 of Amendment No. 1.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 5(a) of this Schedule 13D is hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of Schedule 13D is hereby amended and restated as follows:

(c) Other than the transactions described in Item 4 herein, there have been no transactions by the Reporting Persons in the Class A Shares during the past 60 days.

## Signatures
- BROOKFIELD Corp /ON/: /s/ Swati Mandava, Swati Mandava, Managing Director, Legal and Regulatory (05/08/2025)
- BAM PARTNERS TRUST: /s/ Kathy Sarpash, Kathy Sarpash, Secretary, BAM CLASS B PARTNERS INC., trustee to BAM PARTNERS TRUST (05/08/2025)
- BPEG BN HOLDINGS LP: /s/ A.J. Silber, A.J. Silber, Director, BROOKFIELD PRIVATE EQUITY INC., general partner of BPEG BN HOLDINGS LP (05/08/2025)
- BROOKFIELD BUSINESS PARTNERS L.P.: /s/ Jane Sheere, Jane Sheere, Secretary, BROOKFIELD BUSINESS PARTNERS LIMITED, general partner of BROOKFIELD BUSINESS PARTNERS L.P. (05/08/2025)
- BROOKFIELD BUSINESS PARTNERS LIMITED: /s/ Jane Sheere, Jane Sheere, Secretary (05/08/2025)